UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vitran Corp Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92850E107

(CUSIP Number)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Pacific Global Investment Management Company 95-4351611

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,320

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,320

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,320 Beneficial ownership disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.83%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 92850E107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). George A. Henning

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power (See Item 4)

	6.	Shared Voting Power (See Item 4)

	7.	Sole Dispositive Power (See Item 4)

	8.	Shared Dispositive Power (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,320 Beneficial ownership disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.83%

12.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 92850E107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Pacific Global Fund Inc. – Pacific Advisors Small Cap Value Fund 95-4403792

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 300,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 300,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 Beneficial ownership disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.83%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
	(a)	Name of Issuer Vitran Corp Inc.
	(b)	Address of Issuer’s Principal Executive Offices 185 The West Mall, Suite 701, Toronto, ON M9C 5L5, Canada

Item 2.
	(a)	Name of Person Filing (1) Pacific Global Investment Management Company (“PGIMC”) (2) George A. Henning (3) Pacific Global Fund Inc. – Pacific Advisors Small Cap Value Fund
	(b)	Address of Principal Business Office or, if none, Residence (1), (2) and (3): 101 N Brand Blvd, Suite 1950, Glendale, CA 91203
	(c)	Citizenship (1) California Corporation (2) U.S.A. (3) Maryland Corporation
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92850E107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Items 5 – 11 on cover pages 2 – 9 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pacific Global Investment Management Company

By:	/s/ George A. Henning
George A. Henning
President
February 10, 2014

George A. Henning
/s/ George A. Henning
George A. Henning
February 10, 2014

Pacific Global Fund, Inc. — Pacific Advisors Small Cap Value Fund

By:	/s/ George A. Henning
George A. Henning
President
February 10, 2014